UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-51952

Alliance Holdings GP, L.P.

(Exact name of registrant as specified in its charter)

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-1415

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Alliance Holdings GP, L.P has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALLIANCE HOLDINGS GP, L.P.

		By:	New AHGP GP LLC, its general partner

Date:	June 11, 2018	By:	/s/ R. Eberley Davis
		Name:	R. Eberley Davis
		Title:	Senior Vice President, General Counsel and Secretary